SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

______________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A7	Page 2 of 5

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
2,100,718
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
2,100,718
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A7	Page 3 of 5

1	NAME OF REPORTING PERSON
TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
2,100,718[2]
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
2,100,718[3]
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
OO

______________________

2 Mrs. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Mrs. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A7

This constitutes Amendment No. 7 (the “Amendment No. 7”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 7 is to report that, on July 11, 2017, TAR SITO LendCo LLC (“TAR LendCo”), an entity owned and controlled by Julian Singer, the son of Karen Singer (sole member of TAR Holdings LLC), acquired from Fortress Credit Opportunities V CLO Limited, CF EZ LLC, and CF DB EZ LLC (collectively, the “Seller Parties”) all rights, title and interest as “Purchaser” and “Revenue Participant” in and under (i) that certain Senior Secured Note, dated October 3, 2014 (the “Secured Note”), in the original principal amount of $10,000,000, and (ii) all documents and agreements relating to such Secured Note (including, without limitation, (a) that certain Revenue Sharing and Note Purchase Agreement (as amended and/or supplemented from time to time, the “NPA”), dated as of October 3, 2014, (b) that certain Security Agreement (as amended and/or supplemented from time to time, the “Security Agreement”), dated as of October 3, 2014, (c) that certain Patent Security Agreement (as amended and/or supplemented from time to time, the “Patent Security Agreement”), (d) that certain Patent License Agreement (as amended and/or supplemented from time to time, the “Patent License Agreement”), dated as of October 3, 2014, and (e) that certain Blocked Account Control Agreement (as amended and/or supplemented from time to time, the “Control Agreement” and, collectively, together with the Secured Note, the NPA, the Security Agreement, the Patent Security Agreement, the Patent License Agreement, and the Control Agreement, and any and all additional documents delivered in connection with the foregoing, the “Loan Documents”). In addition, on June 10, 2017, Fortress Credit Co LLC (“Fortress CreditCo”) notified the Issuer of its intent to resign as “Collateral Agent” under the Loan Documents and appointed TAR LendCo as the successor Collateral Agent thereunder.

The Reporting Person and TAR LendCo believe that certain “Events of Default” may have occurred and be continuing under the Secured Note and the other Loan Documents. The Reporting Person and TAR LendCo, however, are willing to engage in discussions with management of the Issuer with respect to such potential defaults. Among other things, the Reporting Person and TAR LendCo believe that it may be in the best interests of the Issuer and its stockholders to work with TAR LendCo to exchange the existing Secured Note to allow the Issuer with more flexibility in accessing the capital markets. In addition, TAR LendCo is amenable to extending the maturity of the Secured Note and/or working with the Issuer to monetize the Issuer’s patents. In connection with and furtherance of the foregoing, pursuant to the information and access rights provided to TAR LendCo under the Loan Documents, the Reporting Person and TAR LendCo hereby demand that the Issuer and its management promptly make themselves and their representatives available to TAR LendCo and its representatives to discuss the Issuer’s affairs, finances and accounts relating to, among other things, the Issuer’s patents, monetization activities and monetization revenues. If the Issuer and its management refuse to constructively engage with the Reporting Person and TAR LendCo and take corrective steps to address the Reporting Person’s and TAR LendCo’s significant concerns, the Reporting Person and TAR LendCo reserve their respective rights to take any actions necessary and appropriate under the law, the Secured Note and the Loan Documents to protect the Reporting Person’s and TAR LendCo’s interests.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mrs. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mrs. Singer reserves the right to change plans and take any and all actions that Mrs. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mrs. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mrs. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2017

TAR Holdings LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Member